Exhibit 2.2

Dear Arnaud,

We were very disappointed to learn that Destination Maternity's Board’s has concluded that pursuing our transaction proposal at this time would not be in the best interest of your stockholders. We firmly believe our businesses are highly complementary and that on a combined basis the businesses could unlock value for both our companies and stockholders.

We continue to be very interested in pursuing a transaction with Destination Maternity, and reiterate our request to start merger discussions, based on the terms outlined in our letter dated October 29, 2015.

As an expression of this commitment, and as a courtesy, I wanted to let you know that Orchestra will be filing a Form 13D with the SEC on Monday, December 14th, indicating that Orchestra has accumulated a 13.3% equity stake in Destination Maternity. It is our sincere hope that this investment in your business is interpreted as a further sign of our commitment to being part of Destination Maternity's future.

Cordialement / Best Regards

Pierre Mestre

Président / Chairman

Groupe Orchestra Prémaman

pmestre@orchestra-premaman.com